Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

OpenPayd hits $107 million annual recurring revenue as fiat and stablecoin business expands

First-half revenue reaches $47.5 million, with stablecoin orchestration contributing 30% of overall revenue growth

London, UK, 10 November 2026 – OpenPayd, a leading provider of financial infrastructure, reached an annual recurring revenue of $107 million in October, following 44% year-on-year revenue growth to $25.4 million in the second quarter of its FY27 financial year. The results reflect continued demand across its fiat and stablecoin infrastructure.

The results reflect continued expansion across OpenPayd’s established fiat infrastructure alongside a growing contribution from stablecoin orchestration. Fiat infrastructure accounted for 70% of first-half banking and payments revenue growth, with stablecoin orchestration contributing the remaining 30%.

OpenPayd launched its stablecoin infrastructure in May 2025, extending its platform across blockchain rails and enabling businesses to move between fiat and digital assets through a single infrastructure layer. First-half revenue from stablecoin orchestration increased from $0.5 million to $3.9 million year-on-year, as the infrastructure entered its second year of operation.

Iana Dimitrova, Chief Executive Officer at OpenPayd, said: “Passing $100 million in annualised revenue run rate is an important milestone for OpenPayd. What’s particularly significant is where that growth is coming from – continued expansion across our fiat business, alongside a meaningful contribution from stablecoin orchestration.

“Our clients don’t need to make a bet on which rail will win. They need interoperable infrastructure that allows them to move and manage money across both, and use what works best for each flow. These results show how that approach is translating into growth, as existing clients do more with OpenPayd and new clients come onto the platform.”

Customers onboarded during FY27 contributed 34% of first-half banking and payments revenue growth. Stablecoin orchestration accounted for 32% of revenue from those new customers, reflecting its role in attracting new business as well as supporting existing clients.

As of October 2026, OpenPayd served more than 1,260 corporate clients and processed more than $360 billion in annualised transaction volume. Client balances held exceeded $1 billion, reflecting the scale of activity supported across the platform.

About OpenPayd

OpenPayd is building the universal financial infrastructure for the digital economy. Founded in 2018 by Dr Ozan Ozerk, its rails-agnostic platform enables businesses to move and manage money globally – across fiat and digital assets – through a single, powerful API.

OpenPayd provides embedded accounts, FX, domestic and international payments, Open Banking and stablecoin on/off ramps – delivering interoperability between traditional finance and digital assets. With one of the most comprehensive banking networks in the market, OpenPayd enables real-time money movement, everywhere.

Trusted by global brands including eToro, Kraken, OKX and B2C2, OpenPayd serves more than 1,260 corporate clients globally and processes more than $360 billion in annualised transaction volume.

Media contact: press@openpayd.com

Notes to editors

Reporting periods and financial information: OpenPayd’s financial year ends on 30 April. Q2 FY27 covers August–October 2026; H1 FY27 covers May–October 2026. The interim financial figures are unaudited. USD financial figures are converted from EUR using an exchange rate of $1.16 per €1. Growth rates are calculated using EUR figures; reported amounts are rounded. Annual recurring revenue: The $107 million figure is the metric OpenPayd refers to as ARR, calculated by multiplying revenue recognised in October 2026 by twelve. It includes transaction fees, recurring subscription fees and minimums, foreign exchange margin, interest earned on client balances, operational fees and setup fees. It is not limited to contractually recurring revenue and is sensitive to customer activity, transaction volumes, pricing and interest rates. It is a supplemental operational metric, not an IFRS financial measure, revenue earned over a completed twelve-month period or a forecast of future revenue.

Growth contributions: The fiat and stablecoin growth contributions refer to the increase in H1 revenue, excluding interest income, between FY26 and FY27. New customers are those onboarded during FY27. Stablecoin orchestration’s 32% share refers to revenue from that new-customer group during H1 FY27. Stablecoin revenue growth is from a small prior-year base.

Operating metrics: Annualised transaction volume is a run-rate measure as of October 2026, rather than volume processed over a completed twelve-month period. Client balances held are client funds, not OpenPayd’s own corporate cash.

On June 1, 2026, OpenPayd announced its proposed business combination with Titan Acquisition Corp (“Titan”) (Nasdaq: TACH), which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Exchange.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the Securities and Exchange Commission (the “SEC”) and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan or OpenPayd. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Annual Recurring Revenue

This press release discusses ARR, which is a key performance measure used by management to monitor the growth and trajectory of OpenPayd’s business. OpenPayd defines ARR as the unaudited revenue recognized in the most recently completed calendar month, multiplied by twelve. ARR assumes that customer count, transaction volumes, pricing and interest rates remain consistent with those of the applicable month and does not include any growth rate assumptions. ARR figures presented in this press release have been derived from the month ended October 31, 2026. ARR includes all revenue recognized in the applicable month, comprising transaction fees, recurring subscription fees and minimums, foreign exchange margin, interest earned on client balances, operational fees and setup fees. ARR is therefore not limited to revenue that is contractually recurring in nature, and a substantial portion of the revenue included in ARR is variable and dependent on customer activity and transaction volumes in the applicable month. ARR is presented as a supplemental operational metric and is not a measure of financial performance prepared in accordance with IFRS. ARR should be viewed independently of, and not as a substitute for or combined with, revenue, deferred revenue or any other measure presented in OpenPayd’s financial statements. ARR does not represent OpenPayd’s revenue under IFRS on an annualized basis and is not a forecast of future revenue, which can be impacted by, among other things, contract start and end dates, customer renewal rates, transaction volumes, foreign exchange and other factors. Investors should not place undue reliance on ARR as an indicator of OpenPayd’s future or expected results. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. There is no IFRS measure that is directly comparable to ARR, and accordingly OpenPayd has not reconciled ARR in this press release to any IFRS financial measure.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the SEC, which includes a proxy statement of Titan and a prospectus of OpenPayd, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston Taylor LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

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